Exhibit 2.1

[DSP Group, Inc. Letterhead]

DELIVERED BY HAND

NXP B.V.

Attn: Mr. Theo Claasen

High Tech Campus 60

5656 AG Eindhoven

The Netherlands

Zurich, 12 May 2007

Dear Sir,

1	INTRODUCTION

We refer to the draft Share and Business Sale Agreement between NXP B.V. (“Seller”) and DSP Group, Inc. (“Purchaser Parent”) entering into this agreement on behalf of itself and its wholly-owned Affiliate (the “Purchaser”) (the “SBSA”), the draft Manufacturing Services Collaboration Agreement between Seller and Purchaser Parent and the Intellectual Property Transfer and License Agreement between Seller and Purchaser Parent and the Stockholders Agreement between Seller and Purchaser Parent attached hereto (together hereinafter, the “Transaction Documentation”).

2	INTERPRETATION

In this letter (“Letter”) the capitalized terms shall have the same meaning as set forth in the Transaction Documentation unless defined herein or the context otherwise requires.

3	IRREVOCABLE BINDING OFFER

3.1	We are pleased to submit our final and binding offer (the “Offer”) to purchase the Group in accordance with and subject to the terms and conditions of the SBSA;

3.2	We are offering a price of USD 270,000,000 with an additional earn-out arrangement, all as further specified in the SBSA.

[DSP Group, Inc. Letterhead]

3.3	We irrevocably commit to execute the Transaction Documentation (as agreed form documents) in their current form, subject to the finalization of the Schedules as specified in the Transaction Documentation and subject to fulfillment, in form and substance to the reasonable satisfaction of Seller and Purchaser Parent, of the condition of conclusion of the consultation procedures in (i) France with the Committé d’Entreprise and (ii) Germany with the Betriebsrat (the Committée d’Enterprise and the Betriebsrat jointly the “Works Councils”), by Seller or any other member of Seller’s Group, and Purchaser Parent in accordance with the terms of this Letter (the “Consultation Procedures”).

4	CONSULTATION PROCEDURES

4.1	We acknowledge that Seller cannot accept the Offer until all Consultation Procedures have been successfully completed and this must take place prior to Seller and Purchaser Parent executing the Transaction Documentation (as agreed form documents) (“Signing”).

4.2	Pursuant to the applicable legislation, the members of Seller’s Group in France and Germany will be obliged to request the prior advice of its Works Councils in respect of the sale of the Group. The advice should be requested at such a time that the Works Councils can still materially influence the decision to be made regarding the proposed sale of the Group.

4.3	Seller shall forthwith commence the Consultation Procedures and take all steps reasonably necessary or desirable to comply with the applicable provisions to obtain advice from the Works Councils.

4.4	Seller shall furthermore regularly consult with Purchaser Parent as to the current status of the discussions with the Works Councils.

4.5	Purchaser Parent agrees that it will discuss with Seller how it will participate in and contribute to the Consultation Procedures in order that Purchaser Parent may remain informed about the relevant issues which include for example, (i) receiving copies of minutes of relevant meetings with the Works Councils and copies of other relevant documents received from the Works Councils; and (ii) if necessary, in the reasonable discretion of Seller, attending meetings and participating in telephonic discussions with representatives from the Works Councils.

4.6	Seller and Purchaser Parent shall use their reasonable best efforts to take such action as is required to obtain an advice from the Works Councils, subject to paragraph 4.7 and paragraph 4.8 and (promptly) co-operate with and (as promptly as practicable) provide all necessary information and assistance reasonably required by the relevant Works Councils.

[DSP Group, Inc. Letterhead]

4.7	To the extent that arrangements proposed in discussions with the Works Councils in the Consultation Procedures, are to be binding on Purchaser Parent, Purchaser or the Group upon or after completion of the contemplated transactions, such arrangements shall always be subject to final approval of Purchaser Parent, which approval shall not be unreasonably withheld or delayed.

Seller shall inform Purchaser Parent in writing in the event that Seller concludes that a reconsideration of the terms of the Transaction Documentation is necessary in view of any, specific condition of importance contemplated by the relevant Works Councils or due to any significant development in the Consultation Procedures not anticipated by the Parties, in each case to the extent same impacts upon the Group.

The Parties shall negotiate on the changes (if any) to the Transaction Documentation which are appropriate under the circumstances, bearing in mind the intent and purpose of the terms and conditions set forth in the Transaction Documentation. The Parties agree and acknowledge that such negotiations should take place in good faith and as far as reasonably possible should be consistent with the understandings of the Parties as reflected in the Transaction Documentation.

4.8	If, after paragraph 4.6 and paragraph 4.7 have been complied with by Seller and Purchaser Parent, the Works Councils still has/have not rendered an advice, then Seller and Purchaser Parent shall be obliged, unless they jointly decide otherwise, to postpone Signing for a period no longer than three (3) calendar month after the day on which Seller and Purchaser Parent have informed the Works Councils in writing of their intention to effect Signing; provided that, if the Works Council(s) has appealed to the competent court, the Parties will postpone Signing until three (3) days after Seller has received a court order dismissing the appeal in its entirety.

5	EXECUTION OF TRANSACTION DOCUMENTATION

5.1	Signing shall take place as soon as possible, but in any event within five (5) Business Days after conclusion of the Consultation Procedures, as set out in this Letter, have been satisfied and in such event Seller irrevocably commits to accept this Offer and sign the relevant Transaction Documentation in their current form.

[DSP Group, Inc. Letterhead]

5.2	Those schedules and annexes of the Transaction Documentation not in final form at the date hereof will be negotiated in good faith and the Parties will use their best efforts to finalize such schedules and annexes before Closing.

6	INTERIM UNDERTAKINGS, SIGNING (DATE)

6.1	Clauses 5.1 and 5.2 of the SBSA shall apply as of the date of this Letter.

6.2	Seller shall comply with its obligations under Clause 5.3 of the SBSA between the date of this Letter and the date of Signing as if such covenants were also specifically set out in this Letter.

6.3	It is understood that, for purposes of the interpretation of the words “at the date hereof” in the SBSA, the use of such words in the SBSA shall be deemed to be a reference to the (day of) signing of this Letter by Seller.

7	EXCLUSIVITY

7.1	Provided Purchaser Parent is not in breach of its obligations under this Letter, as from the date hereof until signing of the SBSA, Seller shall not, directly or indirectly:

7.1.1	enter into or be involved in any discussion or negotiation with any person except Purchaser Parent in connection with the listing, sale, merger or disposal in any way of the Company or the listing, sale, merger or disposal in any way of the Operations or any part of the Operations;

7.1.2	enter into an agreement or arrangement with any person except Purchaser Parent in connection with the listing, sale, merger or disposal in any way of the Company or the Operations or any part of the Operations (except as would be permitted under the Transaction Documentation); or

7.1.3	make available to any person except Purchaser Parent any information relating to the Company or the Operations (except in the usual course of business and consistent with the Transaction Documentation), and Seller shall immediately upon acceptance of this Letter terminate any pending negotiations in respect thereof.

[DSP Group, Inc. Letterhead]

8	TERM

8.1	This Letter (and the obligations of the Parties set forth herein) shall remain in effect until the earlier of Signing, and 31 December 2007.

9	EFFECT OF ACKNOWLEDGMENT OF THIS LETTER

9.1	We acknowledge that by countersigning this Letter, Seller expresses its intention to enter into the Transaction Documentation as agreed form documentation.

9.2	When countersigned, this Letter shall constitute a legally binding and enforceable contract between Seller and Purchaser Parent.

10	PRESS RELEASE AND CONFIDENTIALITY

10.1	As soon as practicable after the date of this Letter, each of Seller and Purchaser Parent shall issue a press release, the exact contents and timing of which will be jointly determined.

10.2	The Parties acknowledge that they will keep (the contents of) this Letter and the terms of the Transaction Documentation confidential, except for,

10.2.1	announcements in the press release as aforementioned;

10.2.2	announcements in connection with the Consultation Procedures; and

10.2.3	announcements required under Law.

10.3	The Confidentiality Agreement executed between Seller and Purchaser Parent and/or affiliated parties shall remain in effect until Signing.

11	INCORPORATION OF CERTAIN SBSA PROVISIONS BY REFERENCE

11.1	Clauses 17.1 through 17.5, 17.8, 17.9 and 17.11 of the SBSA shall apply to this Letter as if incorporated and set forth herein it being understood that a reference in such clauses to “Agreement” will mean “Letter”.

[DSP Group, Inc. Letterhead]

12	GOVERNING LAW AND DISPUTE RESOLUTION

12.1	Governing law

This Agreement and the documents to be entered into pursuant to it, save as expressly otherwise provided therein, shall be governed by and construed in accordance with the laws of Switzerland (excluding the conflict of law provisions of the Swiss Federal Act on International Private Law and international treaties, in particular the Vienna Convention on the International Sale of Goods dated 11 April 1980).

12.2	Forum

The Seller and the Purchaser Parent irrevocably agree that any dispute, controversy or claim arising out of or relating to this Letter or the performance thereof (whether such claim is based on rights, privileges or interests recognized by or based upon statute, contract, tort, common law or otherwise) shall be solely and finally settled by binding arbitration in accordance with the International Chamber of Commerce (“ICC”) Arbitration Rules as in force on the date of this Agreement and as may be amended by the provisions of this clause 12.2. Any challenge to the arbitral award is explicitly excluded according to Article 192 paragraph 1 of the Swiss Federal Act on International Private Law. The place of arbitration shall be Zurich, Switzerland. The number of arbitrators shall be 3 (three) if the claim or amount in controversy exceeds EUR 1,000,000; otherwise, the number of arbitrators shall be 1 (one). The arbitrator(s) shall be appointed in accordance with the ICC Arbitration Rules. The language to be used in the arbitral proceedings shall be English. The provisions of this clause 12.2 shall survive termination of this Letter. Each Party agrees to keep all disputes and arbitration proceedings strictly confidential, except for disclosures of information required by any applicable law or regulation or attendant to the entry of any award as a judgment.

[DSP Group, Inc. Letterhead]

Yours sincerely,

/s/ Eli Ayalon
Eli Ayalon
DSP Group Inc.

For acceptance and acknowledgement

/s/ Theo Claasen
Theo Claasen
NXP B.V.